DO
* 12/6/13

[redacted]

SECURITI 13026138 SSION

SEC
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Section
DEC 2 - 2013
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/12 (MM/DD/YY) AND ENDING 9/30/13 * (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ED&F Man Capital Markets Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

140 East 45th Street, 42nd Floor
(No. and Street)

New York (City) New York (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Matthew Levinson 212-618-2864
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *of individual, state last, first, middle name*)

5 Times Square (Address) New York (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions. **CHECK ONE:**

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA
4/19

OATH OR AFFIRMATION

I, Peter J. McCarthy, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition of ED&F Man Capital Markets Inc. as of September 30, 2013, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President and CEO

Title

Notary Public

LORETTA A. WAGNER
Notary Public, State of New York
No. 01WA6039830
Qualified in Richmond County
Commission Expires April 10, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Operations.
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Member's Equity.
- ☐ (f) Statement of Changes in Subordinated Borrowings.
- ☒ (g) Notes to Financial Statements.
- ☐ (h) Computation of Net Capital Pursuant to Rule 15c3-1.
- ☐ (i) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (j) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (k) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (l) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (m) An Oath or Affirmation.
- ☐ (n) A copy of the SIPC Supplemental Report.
- ☐ (o) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (p) Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges.
- ☐ (q) Statement of Secured Amount and Funds Held in Separate Accounts for Foreign Futures and Options Customers Pursuant to Commission Regulation 30.7.
- ☐ (r) Supplementary Report of Independent Auditors on Internal Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION

E D & F Man Capital Markets Inc.
September 30, 2013
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

E D & F Man Capital Markets Inc.

Statement of Financial Condition

September 30, 2013

Contents

Ernst & Young

Ernst & Young LLP
Five Times Square
New York, NY 10036-6530
Tel: +1 212 773 3000
Fax: +1 212 773 6350
www.ey.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
ED&F Man Capital Markets Inc.

We have audited the accompanying statement of financial condition of ED&F Man Capital Markets Inc. (the Company) as of September 30, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of ED&F Man Capital Markets Inc. at September 30, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

November 27, 2013

E D & F Man Capital Markets Inc.

Statement of Financial Condition
(In Thousands)

September 30, 2013

Assets		
Cash	$	17,316
Cash and securities segregated under federal and other regulations (cash of $14,932 and securities with a fair value of $153,078)		168,010
Trading assets ($147,603 were pledged to creditors)		188,495
Receivable from broker-dealers and clearing organizations (includes securities with a fair value of $8,033)		76,616
Securities purchased under agreements to resell		15,298
Fixed assets, net of accumulated depreciation and amortization of $1,450		5,575
Current tax asset		4,919
Memberships in exchanges owned, at cost (fair value $2,004)		2,243
Due from affiliates		837
Deferred tax asset		819
Receivable from customers		70
Other assets		3,360
Total assets	$	483,558
Liabilities and stockholder's equity		
Trading liabilities	$	140,414
Payable to customers		205,684
Payable to broker-dealers and clearing organizations		35,647
Securities sold under agreements to repurchase		34,154
Due to affiliates		743
Accrued expenses and other liabilities		8,697
		425,339
Commitments, contingencies and guarantees (*Note 9*)		
Subordinated borrowings		20,000
Stockholder's equity		38,219
Total liabilities and stockholder's equity	$	483,558

See accompanying notes to statement of financial condition.

E D & F Man Capital Markets Inc.

Notes to Statement of Financial Condition
(In Thousands, Except Shares)

September 30, 2013

1. Organization and Nature of Business

E D & F Man Capital Markets Inc. (the Company) is incorporated under the laws of the State of New York and is a direct, wholly-owned subsidiary of E D & F Man Derivatives Advisors, Inc. (MDA or the Parent). The Company is an indirect, wholly-owned subsidiary of E D & F Man Holdings Limited (MHL), a limited liability company incorporated in England. The Company's primary business lines consist of effecting transactions as a dealer and a dealer in US government and other fixed income securities, as a broker in interest rate swaps and other listed derivative contracts. The Company also executes and clears commodity futures for the accounts of its customers.

The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission (SEC) and as a Futures Commission Merchant (FCM) with the U.S. Commodity Futures Trading Commission (CFTC) and is approved as a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). The Company is a clearing member of the principal U.S. futures exchanges. Additionally, the Company is a member of the Securities Investor Protection Corporation (SIPC).

2. Significant Accounting Policies

Basis of Accounting

The Company maintains its financial records in U.S. dollars. The Company's statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).

Use of Estimates

The preparation of the statement of financial condition in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the statement of financial condition and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its statement of financial condition and the accompanying notes are reasonable; however, actual results could differ from those estimates.

2. Significant Accounting Policies (continued)

Cash and Concentration of Credit Risk

At September 30, 2013, cash on the statement of financial condition consisted soley of cash. The Company's cash balance is with two financial institutions which exceeds the federally insured limit. The Company has not experienced any losses in their cash accounts and believes it is not subject to any significant credit risk on cash.

The Company clears its securities transactions on a fully disclosed basis through other broker dealers (the Clearing Brokers). The Clearing Brokers are also the custodian of the Company's securities. This can result in concentration of risk with these Clearing Brokers. Such risk, however, is mitigated by the Clearing Brokers' obligation to comply with rules and regulations governing their business activities. These rules and regulations generally require maintenance of net capital, as defined, and segregation of funds and securities from holdings of the Clearing Brokers.

Trading Assets and Liabilities

Trading assets and liabilities and the related revenues and expenses are recorded on a trade date basis.

Fair Value Measurements

The Company's financial instruments are reported in the statement of financial condition at fair value, or amounts that approximate fair value in accordance with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures*. The estimated fair value of trading assets and liabilities are generally based on quoted market prices or dealer quotes.

Commissions and Fees

Commissions, fees and related clearing expenses are recorded on a trade date basis as securities and futures transactions occur.

2. Significant Accounting Policies (continued)

Collateralized Agreements

The Company's collateralized agreements include securities purchased under agreements to resell (resale agreements) and securities sold under agreements to repurchase (repurchase agreements).

Resale and repurchase agreements are accounted for as financing transactions where the Company has an agreement to sell (or purchase) the same or substantially the same securities before maturity at a fixed or determinable price. It is the policy of the Company to take possession of securities collateralizing resale agreements at the time such agreements are made. In the same manner, the Company provides securities to counterparties in order to collateralize repurchase agreements. These agreements are collateralized primarily by U.S. Treasury and federal agency securities, with a fair value equal to or in excess of the principal amount loaned.

The market value of the underlying collateral is reviewed daily and additional cash or other collateral is obtained or returned as necessary. The Company records resale and repurchase agreements at contract price, plus accrued interest, which approximates fair value.

The Company nets certain repurchase agreements and resale agreements with the same counterparty in the statement of financial condition when requirements of ASC 210-20, *Balance Sheet – Offsetting*, are met.

At September 30, 2013, the Company had obtained securities as collateral under resale agreements that could be repledged, delivered, or otherwise transferred with a fair value of $177,611. The collateral received was delivered to satisfy settlement of trading liabilities of the Company.

Translation of Foreign Currencies

Assets and liabilities denominated in foreign currencies are translated at the rate of exchange on the statement of financial condition date.

(In Thousands, Except Shares)

2. Significant Accounting Policies (continued)

Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation or amortization. Depreciation and amortization is recognized based on the straight line method over the estimated useful life of the assets. The estimated useful lives of the assets are 3 to 10 years for computers, software and leasehold improvements.

Membership in Exchanges

Memberships in exchanges include trading rights and publicly traded shares of exchange stock required to be held for membership privileges. Memberships in exchanges and stock in clearing organizations are held for operating purposes and are carried at cost and periodically evaluated for impairment. There is no such impairment at September 30, 2013.

Income Taxes

The Company is included in the consolidated federal and combined state and local income tax returns of E D & F Man Holdings Inc. (the US Holding Company). The Company accounts for income taxes on a separate company basis.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities due to a change in tax rates is recognized in income in the period that includes the enactment date.

In accordance with ASC 740, Income Taxes (ASC 740), the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized based on a cumulative probability approach. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. As of September 30, 2013, the Company did not identify any unrecognized tax benefits that should be recorded with respect to its tax positions in accordance with ASC 740-10, Accounting for Uncertainties in Income Taxes.

2. Significant Accounting Policies (continued)

Stock Based Awards

The Company has share based compensation arrangements with certain of the Company's employees whereby they will be granted a fixed number of shares of MHL if these employees achieve specific performance conditions. Performance conditions generally include a stated service period and return on equity hurdle. The Company accounts for these awards as equity plans in accordance with ASC 718, Compensation – Stock Compensation. As such, the Company determines the fair value of the shares awards on the grant date and records the expense ratably over the vesting period subject to management's estimate of the likelihood of performance conditions being achieved.

At each reporting period prior to vesting, the Company calculates the cumulative expense, representing the extent to which the vesting period has expired and management's best estimate of the number of equity instruments that will ultimately vest taking into account all vesting and performance conditions. The movement in cumulative expense from the prior statement of financial condition date is recognized in compensation liability, in the statement of financial condition, over the original vesting period.

3. Assets Segregated and Held in Separate Account for Federal and Other Regulations

At September 30, 2013, included in the statement of financial condition are assets segregated and held in separate accounts under the Commodity Exchange Act and federal and other regulations as follows:

Cash	$ 14,932
Securities	153,078
Receivable from clearing organizations	49,334
Receivable from broker-dealers and futures commissions merchants	1,019
Total	$ 218,363

(In Thousands, Except Shares)

4. Receivable from and Payable to Customers

Receivable from and payable to customers arise from commodities transactions and include gains and losses on open trades. Securities, primarily U.S. Government obligations, owned by the customers and held by the Company as collateral or as margin and the fair value of customers' options positions are not reflected in the statement of financial condition. At September 30, 2013, the fair value of customer and non-customer owned securities positions held were $6,518 and $3,832, respectively and long and short option positions held were $132,764 and $158,130, respectively.

5. Receivable from and Payable to Brokers-Dealers and Clearing Organizations

Receivable from and payable to brokers-dealers and clearing organizations at September 30, 2013 consist of the following:

	Receivables	Payables
Clearing Organizations	$ 60,174	$ 4,611
Broker-Dealers	16,442	31,036
	$ 76,616	$ 35,647

Amounts receivable from and payable to clearing organizations represents end-of-day cash clearing balances and cash and securities clearing deposits held with various clearing organizations. Amounts receivable from and payable to broker/dealers represent end-of-day cash balances with clearing brokers due to securities and futures transactions. Payable to brokers-dealers also includes unsettled trades.

6. Fair Value Disclosure

ASC 820 establishes a fair value hierarchy which prioritizes the inputs used in fair value valuation techniques, based on their observability in the market. The use of observable inputs is maximized while the use of unobservable inputs is minimized as ASC 820 requires that the most observable inputs be used when available. The three levels of the fair value hierarchy are defined

6. Fair Value Disclosure (continued)

as follows, with Level 1 representing the highest priority inputs and Level 3 representing the lowest priority inputs:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date are classified as Level 1. Examples are highly liquid US Government securities.

Level 2 – Inputs other than quoted prices included within Level 1 that either are observable for the asset or liability, directly or indirectly are classified as Level 2. If the asset or liability has a specified (contractual or redemption) term, a Level 2 input must be observable for substantially the full term (contractual life) of the asset or liability. Examples are US Agency and corporate securities.

Level 3 – Financial assets and financial liabilities whose values are based on unobservable inputs are classified as Level 3. Unobservable inputs are based on the reporting entity's own assumptions that other market participants would consider (including assumptions about risk) under the best information available in the circumstances. These financial assets and financial liabilities are classified as Level 3, if such unobservable inputs have more than an insignificant impact on the fair value measurement of an instrument. Examples are corporate securities, not highly-rated.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

6. Fair Value Disclosure (continued)

The Independent Pricing and Valuation (IPV) Committee is responsible for the Company's fair value valuation policies, processes and procedures. IPV is comprised of the Chief Investment, Chief Operating, Chief Risk, Chief Financial Officers and the business unit heads and reports to the Financial Division Risk Committee (FDRC) of MHL. IPV implements valuation control processes to validate the fair value of the Company's financial instruments measured at fair value, including those derived from pricing models. These control processes are designed to assure that the values used for financial reporting are based on observable inputs wherever possible. In the event that observable inputs are not available, the control processes are designed to assure that the valuation approach utilized is appropriate and consistently applied and that the assumptions are reasonable.

The Company's control processes for financial instruments categorized in level 3 of the fair value hierarchy include the following:

Model Review – IPV, in conjunction with the chief risk officer (CRO) utilizes a third party pricing model. The CRO independently reviews the valuation model's theoretical soundness, the appropriateness of the valuation methodology, and inclusion of the observable inputs. When inputs are not observable, the CRO reviews the appropriateness of the proposed valuation methodology to ensure it is consistent with how a market participant would arrive at the unobservable input. The valuation methodologies utilized in the absence of observable inputs may include extrapolation techniques, the use of comparable observable inputs, broker quotes and third party pricing.

Independent Price Verification – IPV uses recently executed transactions and other observable market data such as exchange data, broker-dealer quotes, third-party pricing vendors, and aggregation services for validating the fair values of financial instruments generated using its valuation model. IPV assesses the external sources and their valuation methodologies to determine if the external providers meet the minimum standards expected of a third-party pricing source. Pricing data provided by approved external sources are evaluated using a number of approaches; for example, by corroborating the external sources' prices to executed trades, by analyzing the methodology and assumptions used by the external source to generate a price and/or by evaluating how active the third-party pricing source (or originating sources used by the third-party pricing source) is in the market. Based on this analysis, IPV generates a ranking of the observable market data to ensure that the highest ranked market data source is used to validate the fair value of financial instruments.

6. Fair Value Disclosure (continued)

Review of New Level 3 Transactions – IPV reviews the valuation methodology used to price all new material level 3 transactions.

A description of the valuation techniques applied to the company's major categories of assets and liabilities measured at fair value on a recurring basis follows:

> US Government securities are valued using quoted market prices, or alternative pricing sources. These securities are generally traded in active markets and therefore are classified within Level 1 of the fair value hierarchy.
>
> Agency and corporate securities are valued using similar pricing sources but are generally classified as Level 2 as they are traded in markets that are not considered to be active. Certain agency securities may be classified as Level 1 because they trade in active markets and there is sufficient information from a liquid exchange to classify them as Level 1.
>
> Residential mortgages and other asset-backed securities are valued using market transactions and other market evidence whenever possible, broker or dealer quotations or using market based inputs to models. These securities are classified as Level 3.

Financial assets that are carried at contractual amounts that approximate fair value include cash, resale agreements and receivable from broker-dealers and clearing organizations. Financial liabilities that are carried at contractual amounts that approximate fair value include repurchase agreements, subordinated borrowings, payable to broker-dealers and clearing organizations and accrued expenses and other liabilities. These financial instruments are generally short term in nature and bear interest rates that approximate market rates. All of the aforementioned financial instruments are classified as Level 1 financial instruments, except for reverse repurchase agreements, repurchase agreements, subordinated borrowings, and receivables and payables from/ to broker dealers and clearing organizations which are classified as Level 2 of the fair value hierarchy given they are valued using observable market inputs or are short term in nature. The aforementioned financial instruments that are not carried at fair value on the statement of financial condition are carried at amounts that approximate fair value due to their short term nature, are repriced frequently, and generally negligible credit risk.

(In Thousands, Except Shares)

6. Fair Value Disclosure (continued)

The following table presents information about the Company's financial assets and financial liabilities measured at fair value on as of September 30, 2013, within the fair value hierarchy:

	Level 1	Level 2	Level 3	Total
Assets				
Cash and securities segregated under federal and other regulations	$ 153,078	$ –	$ –	$ 153,078
Trading assets:				
U.S. government and agency securities	148,183	29,570	–	177,753
Corporate securities	–	4,124	–	4,124
Residential mortgages and other asset-backed securities	–	–	6,618	6,618
Receivable from broker-dealers and clearing organizations	8,033	–	–	8,033
Total	$ 309,294	$ 33,694	$ 6,618	$ 349,606
Liabilities				
Trading liabilities:				
U.S. government and agency securities	$ 127,105	$ 10,679	$ –	$ 137,784
Corporate securities	–	2,630	–	2,630
Total	$ 127,105	$ 13,309	$ –	$ 140,414

There were no transfers between Level 1 and Level 2 during the year.

(In Thousands, Except Shares)

6. Fair Value Disclosure (continued)

The following is a reconciliation of the beginning and ending balances for assets measured at fair value using significant unobservable inputs (level 3) during the year ended September 30, 2013:

	Balance at October 1, 2013	Purchases and Sales (net)	Unrealized Losses	Balance at September 30, 2013
Residential mortgages and other asset-backed securities	$ –	$ 7,149	$ (531)	$ 6,618

The following disclosures provide information on the valuation techniques, significant unobservable inputs, and their ranges for each major category of assets and liabilities measured at fair value on a recurring basis with a significant level 3 balance. The level of aggregation and breadth of products cause the range of inputs to be wide and not evenly distributed across the inventory. Further, the range of unobservable inputs may differ across firms in the financial services industry because of diversity in the types of products included in each firm's inventory. The following disclosures also include qualitative information on the sensitivity of the fair value measurements to changes in the significant unobservable inputs.

Assets	Balance at September 30, 2013	Valuation Technique	Significant Unobservable Input(s): Sensitivity of the Fair Value to Changes in the Unobservable Inputs	Range
Residential mortgages and other asset-backed securities	$ 6,618	Discounted projected cash flow	Prepayment rate	1% – 30% CPR
			Default rate	0% – 44% CDR
			Loss severity	6% – 85%

(In Thousands, Except Shares)

7. Fixed Assets

Details for fixed assets as of September 30, 2013, are as follows:

	Estimated Life	Cost	Accumulated Depreciation and Amortization	Net Book Value
Software	3 years	$ 3,434	$ 917	$ 2,517
Equipment	5 years	1,938	410	1,528
Leasehold improvements	10 years	1,653	123	1,530
		$ 7,025	$ 1,450	$ 5,575

8. Subordinated Borrowings

Subordinated borrowings are carried at contracted amounts, which approximate fair value. These borrowings are subordinated to claims of general creditors, are covered by agreements approved by FINRA, and are included by the Company for the purposes of computing net capital under the SEC's Uniform Net Capital Rule. To the extent that these borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

The Company has one subordinated note payable to MDA of $20,000, maturing on September 28, 2015. The interest rate, which will reset periodically, is based on LIBOR plus 450 basis points.

9. Commitments, Contingent Liabilities and Guarantees

The Company leases office space in New York, Chicago and New Jersey under operating leases expiring in May 2022, March 2022 and May 2015, respectively. The New York and Chicago leases are secured by guarantees issued by MHL, the Company's ultimate parent.

(In Thousands, Except Shares)

9. Commitments, Contingent Liabilities and Guarantees (continued)

Aggregate future minimum rental payments in the period and years subsequent to September 30, 2013, are approximately as follows:

Year ending September 30:		
2014	$	1,940
2015		1,800
2016		1,776
2017		1,824
2018 and thereafter		8,947
Total	$	16,287

The Company's rental payments for the Chicago office will be offset by revenue received through a Sublease Agreement which expires September 2014.

In accordance with the clearing agreements, the Company is responsible to indemnify its clearing brokers against specified potential losses, if any, in connection with its acting as an agent of, or providing services to, the Company. The maximum potential amount of future payments that the Company could be required to make under this indemnification cannot be estimated. The Company, however, believes it is unlikely it will have to make payments under these arrangements and, as such, has not recorded any contingent liability in the statement of financial condition for this indemnification.

At September 30, 2013, the Company has guaranteed bank loans of $674 for customers who are members of commodity futures exchanges. The guarantees for customers are secured by exchange memberships and expire on various dates through 2018. In the event these parties default on their loans and the value of the collateral is insufficient to pay the loans, the Company would be required to perform under these guarantees.

(In Thousands, Except Shares)

9. Commitments, Contingent Liabilities and Guarantees (continued)

The Company is a member of certain clearing organizations and exchanges. Associated with its membership, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to these exchanges. While the rules governing different exchange memberships vary, in general, the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other nondefaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded any contingent liability in the statement of financial condition for these guarantees and management believes that any potential requirement to make payments under these guarantees is remote.

10. Related-Party Transactions

At September 30, 2013, the Company has the following outstanding balances with related parties:

Receivables:		
ED&F Man Professional Trading Services Inc. (MPT)	$	562
MPS Global Securities LLC (MPS)		257
Other		18
	$	837
Payables:		
Agman Holdings Limited (Agman)	$	385
ED&F Man Holdings Inc. (Holdings)		248
MDA		78
Other		32
	$	743

The Company has entered into Expense Sharing Agreements with various related parties. The Company provides various services to MPT and MPS, including support, rent, utilities, and information technology. Agman provides tax, risk and treasury support for the Company.

10. Related-Party Transactions (continued)

Holdings contracts and pays for employee benefit costs on behalf of the Company. These costs are than charged to the Company by Holdings.

At September 30, 2013, the Company had $20,000 in subordinated notes payable to MDA.

The Company provides commodity futures clearing and execution services for the customers of ED&F Man Capital Markets Ltd. (MCM Ltd.), as well as MCM Ltd. provides such services for customers of the Company.

11. Stock Based Awards

In accordance with ASC 718, *Compensation – Stock Compensation*, as these awards are classified as equity awards, the fair value of the awards are determined at grant date based on the calculated net asset value per share of MHL. The cumulative expense is reassessed at each statement of financial condition date based on management's estimate of awards that are expected to vest. As of September 30, 2013, management has determined that it is not probable that the performance conditions on these awards will be achieved, therefore no liability has been recorded during the period related to these awards.

(In Thousands, Except Shares)

11. Stock Based Awards (continued)

The following table illustrates the number and movements in share awards outstanding during the year ending September 30, 2013:

	Number of Shares
Outstanding at October 1, 2012	1,485,014
Granted	–
Exercised	–
Forfeited	136,240
Lapsed	–
Outstanding at September 30, 2013	1,348,774

Awards outstanding, subject to achievement of performance conditions, generally vest over a 36 or 42 month period from the grant date.

MHL issues equity-settled share-based payments to certain of the Company's employees (including Directors) whereby employees render services in exchange for shares or rights over shares.

The cost of the share-based payment transactions with employees is measured by reference to the fair value of the shares awarded at the date the award is granted. No awards have been granted to employees of the Company to date under this plan.

12. Employee Benefit Plans

Substantially, all employees of the Company are covered by Holdings' defined contribution benefit plan. The Company's contribution is determined under provisions of the plan.

(In Thousands, Except Shares)

13. Regulatory

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1) and the CFTC's minimum financial requirements for futures commission merchants and introducing brokers (Regulation 1.17), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternate method of Rule 15c3-1 which requires the maintenance of minimum net capital equal to the greater of $250 or 2% of aggregate debit items, as defined, or $1,000 or 8% of Customer and Non-Customer risk maintenance margin requirements, as defined, as a registered FCM with the CFTC.

At September 30, 2013, the Company's net capital of $27,918 was $21,928 in excess of the required amount. Advances to affiliates, repayment of subordinated liabilities, dividend payments, and other equity withdrawals are subject to certain limitations and other provisions of the capital rules of the SEC and other regulators.

14. Taxation

The Company's statement of financial condition recognize the current and deferred income tax consequences that result from the Company's activities during the current period as if the company were a separate taxpayer rather than a member of the US Holding Company's consolidated income tax return group.

On a separate company basis, the Company incurred net operating losses for federal, state and local income tax purposes for the year ended September 30, 2013. Since the Company is included in the consolidated federal and relevant combined state and local income tax returns with the US Holding Company, the net operating loss (NOL) can be used to offset current and future income generated by the US Holding Company and its subsidiaries. The Company expects all of their current year and prior year NOL's to be used to offset current income of the US consolidated income tax return group in the September 30, 2013 consolidated return filing. As such, a current tax benefit has been recognized, which has generated a current tax asset. The Company expects to be compensated for the current year and prior year NOL's utilized, which will reduce the current tax asset when payment is received.

(In Thousands, Except Shares)

14. Taxation (continued)

As of September 30, 2013, the Company has recorded a deferred tax asset of $819 in its statement of financial condition. The deferred tax asset consists primarily of state NOL's generated from the current and prior year operations, assets related to deferred rent amortization and general accruals. These assets are offset by differences in the book and tax basis of fixed assets as a result of accelerated tax depreciation and prepaid deductions.

The majority of the Company's state and local NOL carryforwards can be carried forward for 20 years and will begin to expire after October 1, 2032.

The Company accrues the income tax benefit at the enacted statutory rate.

The Company is subject to the provisions in ASC 740. This standard establishes consistent thresholds as it relates to accounting for income taxes. It defines the threshold for recognizing the benefits of tax return positions in the statement of financial condition as "more-likely-than-not" to be sustained by the taxing authority and requires measurement of a tax position meeting the more-likely-than-not criterion, based on the largest benefit that is more than 50% likely to be realized.

The Company has analyzed its tax positions with respect to applicable income tax issues for open tax years (in each respective jurisdiction) and determined no material tax liabilities existed as of September 30, 2013. The US Holding Company was audited by the IRS for tax years ended September 30, 2009 and 2010. During the year ended September 30, 2013, the IRS issued a no change letter on both years. Currently the 2011 and 2012 tax years are open for IRS tax review purposes.

The Company recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the statement of operations. During the year ended September 30, 2013, the Company did not accrue any interest or penalties.

15. Subsequent Events

The Company has evaluated subsequent events through November 27, 2013, the date on which this statement of financial condition is being issued.

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Ernst & Young refers to the global organization of member firms of Ernst & Young Global Limited, each of which is a separate legal entity. Ernst & Young Global Limited, a UK company limited by guarantee, does not provide services to clients. This Report has been prepared by Ernst & Young LLP, a client serving member firm located in the United States.